UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 16, 2019, HEXO Corp. (the “Company”) furnished its interim financial statements, management’s discussion and analysis and certifications for the three months ended October 31, 2019 on Form 6-K (the “Original Filing”). This Amendment No. 1 on Form 6-K/A (this “Amendment”) is being furnished to replace Exhibits 99.1, 99.2, 99.3 and 99.4 to the Original Filing for the Company’s restated interim financial statements, management’s discussion and analysis and certifications for the periods then ended.

Exhibits 99.1 and 99.2 included with this Amendment are hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description

99.1	Restated condensed interim consolidated financial statements for the three months ended October 31, 2019 and 2018

99.2	Amended Management’s Discussion and Analysis for the three month period ended October 31, 2019

99.3	Form 52-109F2R — Certification of Refiled Interim Filings - CEO

99.4	Form 52-109F2R — Certification of Refiled Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: December 31, 2019	/s/ Sebastien St-Louis
President and Chief Executive Officer